# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: UNIVERSAL SAFETY PRODUCTS, INC., CIK 0000102109
CUSIP: 913821302
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 11407 CRONHILL DRIVE, SUITES A-D, OWINGS MILLS, Maryland (MD), 21117-3586
Date of event which requires filing of this statement: 01/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001932843

## Reporting persons
- Lazar David E.: type of reporting person: investment adviser (IA); citizenship or place of organization: Portugal (S1); sole voting power 0; shared voting power 281,400; sole dispositive power 0; shared dispositive power 281,400; aggregate amount beneficially owned 281,400 (9.9% of the class)

## Item 1. Issuer
Name of issuer: UNIVERSAL SAFETY PRODUCTS, INC.

## Item 2. Person Filing
Name of person filing: David E. Lazar (the "Reporting Person")
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 44, Tower 100, The Towers, Winston Churchill, San Francisco, Paitilla, Panama City, Panama 07196.
Citizenship: The Reporting Person is a citizen of Portugal and Israel.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The aggregate percentage of Shares owned by the Reporting Person is calculated based upon 2,842,787 shares of Common Stock outstanding as of March 31, 2026, based on public filings with the Securities and Exchange Commission.

As of the close of business on May 7, 2026, the Reporting Person beneficially owned 281,400 Shares.
Percent of class: 9.9%
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lazar David E.: /s/ David E. Lazar, David E. Lazar (05/07/2026)